Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

May 28, 2024

VIA EDGAR TRANSMISSION

Mr. David Mathews

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Tidal Trust II (the “Trust”)

Post-Effective Amendment No. 187 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)

File Nos. 811-23793; 333-264478

Dear Mr. Mathews:

This correspondence is with respect to the Amendment as it relates to Defiance Daily Target 2X Long MSTR ETF (the “Fund”). As discussed with the Staff, the Trust has changed the name of the Fund to “Defiance Daily Target 1.75X Long MSTR ETF.”

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7700 (Extension 746) or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael Pellegrino

Michael Pellegrino

General Counsel

Tidal Investments LLC